PRESS RELEASE

Klondex Files Technical Report in relation to its Midas Mine and Mill

Vancouver, BC – November 14, 2014 – Klondex Mines Ltd. (TSX: KDX or OTCQX: KLNDF) today announced that further to its news release dated September 30, 2014, Klondex’s independent technical report, entitled “Technical Report for the Midas Mine and Mill, Elko County, Nevada,” has been filed with SEDAR and is now available on the Klondex Mines website. Practical Mining LLC authored the technical report, which is dated November 14, 2014, with an effective date of August 31, 2014.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Cautionary Language Regarding Technical Information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine prior to the completion of the acquisition of the Midas project by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the production decision made by the previous operator were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com